**FORM ATS-N Filing for CODA Markets, Inc. (~~Aug~~Apr. ~~2023~~2024)**

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| Part I | Item 8 | Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.<br><br>Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing. | ~~See Website~~Current Schedule A attached. |
|  | Item 9 | Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.<br><br>Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing. | ~~See Website~~Current Schedule B attached. |
|  | Item 10 | For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part I, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing. | ~~Amended ATS-N Filing - Exhibit 3~~Redline attached. |

| Part II | Item 2(a) | Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?<br><br>If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable | Throughout this Form ATS-N the Broker-Dealer Operator, CODA Markets, Inc., is referred to as "CODA Markets" and the NMS Stock ATS is referred to as "CODA" or "CODA ATS".<br><br>The following affiliates of CODA Markets will be able to enter or direct orders to CODA: ~~Apex Clearing Corporation (CRD 13071, SEC 8 23522), a broker dealer clearing firm sending agency orders and Peak6 Capital Management LLC (CRD 43773, SEC 8 67790), a broker~~ |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
|  |  | MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal). | ~~dealer principal trading firm who sends principal orders~~ACS Execution Services, LLC (CRD 17972, SEC 8-36005, MPID: GLPX), an SEC-registered broker-dealer that trades in a principal, riskless principal and agency capacity on CODA; and Comhar Capital Markets, LLC (CRD 47955, SEC 8-51969, MPID: COHR), an SEC-registered broker-dealer that trades in a principal and riskless principal capacity on CODA. |
|  | Item 2(b) | If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?<br><br>If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences. | Yes. |
|  | Item 2(c) | Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?<br><br>If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form. | No. |
|  | Item 2(d) | Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?<br><br>If yes, respond to the request in Part III, Item 16 of this form. | ~~No~~Yes. |
|  | Item 3(a) | Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?<br><br>If yes, explain the opt-out process. | No. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
|  | Item 3(b) | Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?<br><br>If yes, explain the opt-out process. | Yes.<br><br>Subscribers (both Liquidity Seekers and Liquidity Providers) may opt out from interacting with a CODA Markets Affiliate~~.~~ on a limited basis. Specifically, users of CODA MICRO may opt out from interacting with CODA Markets Affiliates. However, the opt-out functionality does not exist for CODA BLOCK or CODA FUSE.<br><br>Requests may be delivered verbally or in writing by the Subscriber. CODA can process and effect opt out requests intraday or on a scheduled date. Opt out duration is at the discretion of the Subscriber.<br><br>CODA enforces the opt out at the MPID level, similar to counter party selection as referenced in Part ~~3~~III, Item 14. |
|  | Item 3(c) | If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?<br><br>If no, identify and explain any differences. | Yes. |
|  | Item 5(a) | Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?<br><br>If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no | ~~Yes~~No.<br>~~Throughout this Form ATS-N the Broker-Dealer Operator, CODA Markets, Inc., is referred to as "CODA Markets" and the NMS Stock ATS is referred to as "CODA". CODA PULSE ("PULSE") is a downloadable application available to CODA Markets Subscribers and Sponsored Users, referred to collectively in this Form as "Participants". The application delivers symbol-only Auctions Alerts to users at the start of each CODA BLOCK on demand auction. PULSE is available for download upon request at no cost. Enablement is controlled via CODA's internal system and operations team. PULSE users are expected to already have or be in the process of establishing order entry access to CODA. PULSE users agree to neither reproduce nor~~ |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | applicable Item in Part III, explain the use of the product or service with the ATS here. | ~~engage in unauthorized redistribution of the software. CODA Markets can suspend and terminate a PULSE user's access to PULSE at its discretion, described further in Part III, Item 3. PULSE provides no functionality to submit orders to CODA or other markets and does not transmit any order or execution data. Additional product information on PULSE is available in Part III, Item 11(c).~~ |
| | Item 5(b) | If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | ~~Yes.~~ |
| | Item 5(c) | Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?<br><br>If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here. | Yes.<br><br>~~The Liquidity Protection Rule ("LPR") is the result of data analysis performed by Advanced Liquidity Studies and Analytics ("ALISA"), a data platform operated by CODA Markets' parent company, Apex FinTech Solutions Inc Apex FinTech Solutions Inc. Apex FinTech Solutions Inc provides the Liquidity Protection Rule Calculator ("LPRC") to registered users of the LPRC on the CODA Markets website. The LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the LPR in CODA BLOCK and CODA FUSE for that trading day (discussed in detail in Part III, Item 11 (c)). Registered users can be both Subscribers and non-Subscribers of CODA Markets.~~<u>Global Liquidity Partners, LLC ("GLP"), an affiliate of CODA Markets, will be providing certain end data assistance related to operating CODA. In particular, GLP will provide CODA with data analyses performed by Advanced Liquidity Studies and Analytics ("ALISA"). In turn, CODA's, Liquidity Protection Rule ("LPR") functionality relies on ALISA's data analyses in order to function as described in greater detail in response to Part III, Item 11 below.</u> |
| | Item 5(d) | If yes to Item 5(c), are the terms and | Yes. |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | |
| | Item 6(a). | Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?<br><br>If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services. | Yes.<br><br>The Chief Executive Officer ("CEO"), Chief Compliance Officer ("CCO") and Financial and Operations Principal ("FinOp") for CODA Markets will be dually registered with and will serve in the same roles at one or more broker-dealer affiliates of CODA Markets. These individuals will have access to CODA Markets confidential trading information, as defined in response to Part II, Item 7(d) below.<br><br>~~All personnel supporting the CODA NMS ATS are employees of its parent company, Apex FinTech Solutions Inc, but not all employees of Apex FinTech Solutions Inc, support the CODA NMS ATS. Apex FinTech Solutions Inc~~In addition, CODA Markets employees who provide accounting, operations, compliance, technology, and legal services to ~~one or more of Apex FinTech Solutions Inc's other SEC registered broker-dealer(s)~~other business activities of CODA Markets and also support ~~the~~ CODA ~~ATS will~~ have access to CODA ~~Markets Confidential Trading Information, are defined in Part II, Item 7(d)~~confidential trading information. CODA Markets employees who do not support the CODA ATS do not have access to CODA confidential trading information. ~~Apex FinTech Solutions Inc technology personnel, who do not have access to CODA Markets Confidential Trading Information, will have access to separate technology, unrelated but co-located with the CODA ATS to support and maintain only the hardware unaffiliated with CODA systems.~~<br><br>~~The Apex FinTech Solution's Data Research unit, also known as ALISA has~~As noted above, |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | GLP is the provider of ALISA, and as such, certain GLP employees will provide software support services to CODA Markets in addition to providing software support services to other affiliates of CODA Markets. These individuals may have access to CODA Markets ~~Confidential Trading Information to provides~~confidential trading information to provide data analysis to ~~both Apex FinTech Solutions Inc and~~ CODA Markets products and clients. |
| | Item 6(b) | Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?<br><br>If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.<br>. | ~~Yes.~~<br>GLP will provide ongoing technological support associated with the development and maintenance of the LPR, discussed in Part II, Item 5(c), as well as to the Liquidity Protection Rule Calculator ("LPRC") made available to registered users of the LPRC on the CODA Markets website. (As background, the LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the LPR in CODA BLOCK and CODA FUSE for that trading day (discussed in detail in Part III, Item 11 (c)). Registered users of LPRC can be both Subscribers and non-Subscribers of CODA.)<br><br>~~Apex FinTech Solutions Inc is the sole shareholder of CODA Markets, Inc. Apex FinTech Solutions Inc provides ongoing administrative, accounting, technical, compliance, analytical research and operational support to CODA Markets and CODA as described throughout Part III, Item 11. Development of and any maintenance to the LPRC and LPR, discussed in Part II, Item 5(c) are examples of ongoing support provided by Apex FinTech Solutions Inc to CODA Markets. CODA Markets personnel are employees of Apex FinTech Solutions Inc .~~<br>As background, CODA Markets has entered into a Master Services Agreement ("MSA") with Apex Fintech Solutions Inc. ("AFS" or "Apex") pursuant to which AFS will provide certain hardware, software and data assistance |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | with operating CODA, including assistance associated with the functionalities described throughout Part III below. Development  and maintenance of each of the auction platforms (i.e., CODA MICRO, CODA BLOCK and CODA FUSE) are examples of ongoing support provided by AFS to CODA. |
| | | | The following companies will be included in the MSA and provide the services detailed below to CODA Markets: |
| | | | •      PICO Quantitative Trading, LLC ("PICO") and SpiderRock Gateway Technologies ("SpiderRock") provide market data to Apex which is integrated into the software provided by Apex to CODA.  PICO is CODA'sApex's primary market data provider. SpiderRock is CODA'sApex's backup market data provider.  CODA's usage of market data is discussed in detail in Part III, Item 23. |
| | | | •      QUODD Financial Information Services, Inc. ("QUODD") provides reference market data services to CODA.  The reference data provided by QUODD is for individual Reg NMS stocks and includes capitalization, sector, consolidated volumes and official closing prices.  QUODD data is received daily and in file form.  CODA'sCODA uses QUODD data historically and as an input for the market capitalization-based minimum quantity requirements, as discussed in Part III, Item 11 (c). |
| | | | •      NY5 (mentioned in Part I, Item 7 and Part III, Item 6(a)) is the data center where the CODA systems reside. Service and support teams provided by NY5 can, if needed, provide on-site support to the Apex hardware systems supporting the CODA ATS as directed by AFS. Service and support teams provided  by the data centers do not have access to any confidential trading information. |
| | | | Merrill Broadcort, a division of BofA Securities Inc., provides clearing services to CODA |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Markets, CODA, and FLARE via a fully disclosed clearing agreement. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22. ~~Service and support teams provided by NY5 (mentioned in Part I, Item 7 and Part III, Item 6(a)) where the CODA matching engines are hosted and Participants can connect to CODA systems) and NJ2 (a Cyxtera data center, mentioned in Part III, Item 6(a) where CODA Markets maintains a point-of-presence and offers additional connectivity options), collectively the data centers at which the CODA systems reside, (mentioned in Part I) can, if needed, provide on-site support to the CODA hardware systems as directed by CODA Markets or Apex FinTech Solutions Inc .~~ Service and support teams provided NY5 and NJ2by the data centers do not have access to any confidential trading information. |
| | Item 6(c) | If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?<br><br>If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use. | Yes.<br><br>BofA Securities, Inc. ~~is a CODA Markets Subscriber and user~~, ACS Execution Services, LLC (an affiliate of GLP and CODA Markets), Comhar Capital Markets, LLC (an affiliate of GLP and CODA Markets), and Apex Clearing Corporation (a subsidiary of AFS) are CODA Markets Subscribers and users of the ATS services including the ATS and FLARE. |
| | Item 6(d) | If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?<br><br>If no, identify and explain any differences. | Yes. |
| | Item 7(a) | Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including: | Protection of CODA Markets Confidential Trading Information:<br>CODA considers Subscribers' confidential trading information to be Participant activity and execution data from their interaction with and usage of the ATS and other CODA services |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | i. written standards controlling employees of the ATS that trade for employees' accounts; and<br><br>ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed. | discussed throughout this Form.<br>     "Confidential trading information" is deemed to include:<br>1) Subscriber order and conditional liquidity detail (conditional liquidity refers to conditional interests and inbound IOIs collectively, both of which are discussed individually in detail in Part III, Item 7(a));<br>2) Subscriber execution detail;<br>3) Individual Subscriber order and execution statistics;<br>4) FIX messages sent to CODA from Subscribers;<br>5) FIX messages sent from CODA to Subscribers; and<br>6) LPRC queries.<br>Access to confidential trading information may be in real-time (via the ATS system directly) or post-trade (via other systems/ tools or stored data) or both. Access to real-time confidential trading information is the most sensitive and restricted.<br>Employees are authorized to access confidential trading information when it is necessary to support CODA Markets':<br>1) Operations;<br>2) Subscriber support;<br>3) Business and technological development and support;<br>4) Systemic testing; and<br>5) Regulatory reviews, testing, investigations, surveillances, and reporting.<br><br>Access to real-time confidential trading information is strictly prohibited for any personnel, including personnel of parent or one or more affiliated companies, who directly or indirectly trade for or have influence over the trading decisions of a subscriber or other trading entity.<br>As described in Part III, Item 16(b), FLARE is CODA's outbound router. In addition to public market data, FLARE uses certain Subscriber confidential trading information in order to route and execute individual FLARE-eligible orders at CODA and away markets, including extended hours order entry and execution, as |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | described in Part III, Item 4(a). |
| | | | Three types of Subscriber confidential trading information are used in connection with the FLARE order routing services: |
| | | | 1) In order to route FLARE-eligible orders, FLARE has access to and uses the order detail found in the FIX message sent to CODA. For example, FLARE uses the price or effective price on an order to determine the order's marketability. FLARE can then use the order's marketability to determine the routing logic for that order. |
| | | | 2) Execution data specific to the order being executed can be used by FLARE when an order remains live and partially executed. For example, FLARE can reroute unexecuted shares resting at one venue to another venue based on partial execution data specific to that order. This includes execution data from both CODA and away markets. |
| | | | 3) As part of its smart order routing functionality, FLARE is equipped with a machine learning-based process to optimize order routing decisions based on aggregated information about historical routing and execution results involving orders with similar characteristics that have been previously routed. For example, if FLARE previously routed portions of a certain 2,000 share parent order ("parent_order_1"), 1,000 to Venue A in child_order_a and 1,000 to Venue B in child_order_b, and received a complete fill at Venue A and no fill at Venue B, in an effort to increase the likelihood of a fill and improve overall execution performance for future orders, when the FLARE smart order router receives future parent orders that have similar characteristics to parent_order_1 it will use the execution information from parent_order_1, including child_order_a and child_order_b, to determine where to route child orders for that parent. FLARE's smart order router does not have access to any information regarding live orders or conditional liquidity resting in CODA, |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | nor does FLARE have access to unfilled or cancelled orders, or conditional liquidity that was previously live and resting in CODA. Aside from using historical execution information for regular maintenance and smart order routing optimization, employees are not authorized to use ~~Confidential Information~~CODA confidential trading information for purposes of operating FLARE.<br><br>Personal Trading Accounts:<br>Employees~~'~~ are required to obtain compliance approval prior to establishing brokerage accounts. Annually, each employee must attest in writing that they have disclosed to CODA Markets Compliance all their brokerage accounts and they understand and will abide by CODA Markets' personal trading policies. At least quarterly, for each disclosed account, the CODA Markets Compliance Department reviews the trading activity and money movements for insider trading, compliance with CODA Markets policies and anti-money laundering laws.<br><br>CODA Markets and ~~Apex FinTech Solutions Inc~~ACS Global Holdings, LLC prohibit all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Upon hire and annually thereafter, each employee is required to read and attest to understanding and abiding to CODA Markets' Insider Trading and Personal Securities Transactions/Prevention of Misuse of Non-Public Information Policies and Procedures. Distribution and collection of the attestations are handled by CODA Markets Compliance Department.<br><br>It is the policy of CODA Markets and its ~~parent company, Apex FinTech Solutions Inc.~~affiliates, ACS Execution Services, LLC and Comhar Capital Markets, LLC, that employees of CODA Markets and its affiliates |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | shall not ~~act as principal in~~direct any trading activity~~, or trade~~ for their own ~~account, in~~accountsto CODA. |
| | | | Internal Systems Access: CODA Markets ~~maintains~~, AFS and GLP maintain secured access to both physical and non-physical assets.  Physical access to servers and related infrastructure is limited to key personnel both at the datacenters and at the main office with a combination of keypad and/or fingerprint scanners.  Physical access to desktop terminals is restricted to authorized individuals by physical key and/or electronic locks to gain access to the buildings.  Additional keypad access is required to gain access to sensitive / restricted areas within the buildings.  Non-physical access to servers / desktops is limited to authorized individuals maintaining active passwords in accordance with ~~CODA Markets~~leading industry password policy practices.  Failure to maintain an active password in accordance with ~~CODA Markets~~leading industry password policy practices results in revoked access to non-physical assets. |
| | | | Access changes are initiated with a written request to the network administrator (e.g., email, Slack, Jira ticket), including the business justification for new access or increased entitlements. This includes new access for new or transferring personnel, new access or increased entitlements for existing personnel, access removal or downgrade for existing personnel, suspensions of access, and removal of access for terminated employees. |
| | | | Prior to the network administrator granting access to any CODA ATS system, including any system containing real-time or post-trade confidential trading information, the department head must have made or approved the request and confirm that the request has been reviewed with no objections by CODA Compliance. Consideration must be given as to whether a user requires real-time access when such access is being requested or if such user could effectively perform necessary functions with post-trade access. CODA Compliance will raise |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | any questions or concerns prior to the systems access request being granted. |
| | | | Third-Party System Access: |
| | | | CODA provides post-trade confidential trading information to certain third-party software providers to aid it in the operation of its business. As described in greater detail in Part II, Item 7(d), these third-party software providers provide services that include, but are not limited to, vendor services for best execution reporting, books and record retention, electronic communications, trade surveillance, and compliance software |
| | | | Vendors with access to confidential trading information are subject to a risk due diligence process, including information and cybersecurity risk assessment prior to onboarding and periodically thereafter. |
| | | | An internal business owner(s) or administrator(s) is assigned to each third-party product in order to manage authorized users on behalf of CODA. Access requests are initiated with a written request to an internal business owner or administrator (e.g., email, Slack, Jira ticket), including the business justification for the new access or increased entitlements. |
| | | | Electronic Files: |
| | | | CODA Markets utilizes electronic file storage systems for business records, documents, user files and folders, etc.  Based upon the use case, the storage system may be cloud based, local, or a hybrid.  CODA Markets may save files with confidential trading information (such as compliance T+1 exception reports) on such a system.  If so, access to the files will be limited to CODA Markets personnel who are authorized to access confidential trading information. |
| | | | In some cases, CODA Markets may be receiving confidential trading information from a third party (such as Apex as part of Apex hosting the ATS system) or sending confidential trading information to a party (such as a Subscriber at the Subscriber's request).  In those cases, an encrypted mechanism such as SFTP will be used unless the owner of the |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | confidential trading information (such as the Subscriber) requests an alternative mechanism. |
| | | | Avoiding Conflicts of Interest: In order to prevent the misuse of confidential trading information and other potential conflicts of interest, CODA Markets has implemented the following policies and procedures: • Access to real-time confidential trading information is strictly prohibited for any personnel, including personnel of parent and affiliated companies, who directly or indirectly trade for or have influence over the trading decisions of a Subscriber or other trading entity. • Everyone with access to confidential trading information is prohibited from accessing and using confidential trading information for any reason other than providing support, business development, and supervision of the ATS. • All employees of CODA Markets and its parent and affiliated broker-dealer entities are required to obtain compliance approval prior to establishing brokerage accounts, and approved accounts are subject to ongoing monitoring by the compliance department of CODA Markets. Annually, each employee must attest in writing that they have disclosed all their brokerage accounts and that they understand and will abide by company personal trading policies. • It is the policy of CODA Markets and its affiliates, ACS Execution Services, LLC and Comhar Capital Markets, LLC, that employees of CODA Markets and its affiliates shall not direct any trading activity for their own accounts to CODA. • CODA Markets provides training to new hires and on an ongoing basis (no less than annually) regarding safeguarding confidential trading information, information barriers, personal trading policies, material non-public information, and information and cyber security. Responsibilities For Users With Confidential Trading Information Access: |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | • Protecting confidential trading information from unauthorized and even inadvertent access; <br>• Remaining familiar with and adhering to information barriers; <br>• Having confidential trading information access removed or reduced when no longer needed; and <br>• Reporting breaches of confidential trading information or other issues of non-compliance or potential non-compliance with this policy to CODA Markets' Chief Compliance Officer. <br>Supervision: <br>Quarterly, the Head of CODA Markets or qualified designee will: <br><br>• Confirm that the Firm's Technology has generated an export of users with access to all systems. <br>• Confer with department heads, as needed, to confirm whether any systems should be added or removed. <br>• Ensure that new access changes have been approved and appropriate documentation is maintained. <br>• Review exports of users who have access to each system and confer with department heads, as needed, whether any personnel should be added or removed. <br>• Consider deactivation of users with infrequent access unless access is still warranted for such users (reference access logs as needed to identify users with no access within the last 90 days). <br>• Confirm with business leadership as needed to identify users, as needed, who may have transferred to a different department or assumed a new function and no longer require access to a system or require a lower level of entitlement. <br>• Document the review as a Jira instance on the compliance dashboard. <br><br>Recordkeeping: <br>The Head of CODA or qualified designee will coordinate with the Firm's Technology and |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Compliance teams to maintain records of:<br>•  Proprietary and third-party systems, tools, and platforms used to store or access Confidential trading information;<br>•  Appropriate access logs for each system;<br>•  Documentation relating to access requests and changes, including business justifications and approvals; and<br>•  Evidence of quarterly supervisory reviews and audit of confidential trading information access.<br><br>CODA Markets requires completion and approval of new hire ~~and~~, terminated employee, and consultant ~~checklist lists~~checklists for control of access to Subscriber data, prior to commencement of work with ~~the firm~~CODA Markets and following termination.  Subscriber data includes any confidential trading information as defined above, as well as Subscriber onboarding paperwork, trading reports and other Participant identifying documentation.<br><br>Written, documented authorization to access confidential trading information ~~is~~must be provided by a supervisory principal of CODA Markets.  ~~Annual~~A Quarterly review of each employees' and consultants' access to confidential trading information through systems and physical areas of CODA Markets is conducted.  Recognized cybersecurity protocols are documented, enforced, and reviewed during periodic cybersecurity meetings.<br><br>~~All business units are part of the parent company as defined in Part II, Item 6(a). All employees are part of the parent company, as defined in Part II, Item 6(a), including, but not limited to interim employees and employees that may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122). Business units and employees of the parent company~~AFS and GLP personnel who provide services to |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | CODA ATS are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to the CODA ATS. Likewise, the CEO, CCO and FinOp of CODA Markets, as dually registered officers, are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to CODA ATS. |
| | Item 7(b) | Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?<br><br>If yes, explain how and under what conditions. | Yes.<br><br>Disclosure of confidential trading information (e.g. order history, execution history) can occur with written authorization from a Subscriber directing the type and detail of the information, conditions, frequency and with whom that information may be shared. |
| | Item 7(c) | If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?<br><br>If yes, explain how and under what conditions. | Yes.<br><br>A Subscriber may withdraw consent by providing written instruction rescinding the consent to disclose. |
| | Item 7(d) | Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access. | The CODA Markets management team, comprised of the CEO, CCO, and Head of CODA, and FinOp Markets have oversight responsibilities which require access to both real timereal-time and post trade data CODA Markets Confidential Trading Information.<br><br>The CODA Markets Compliance unit, comprised of a Chief Compliance Officer, Compliance Officer, Compliance Analyst and Data Analyst have CODA Markets has responsibilities that require access to real-time and post-trade data.  Those responsibilities |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | include, but are not limited to, the supervision of CODA Markets~~;~~ compliance program, supervisory reviews and testing, trade surveillance, research, investigation, and the preparation and analysis of trade data. In the event a member of the CODA Markets Compliance unit is unable to perform their responsibilities, a qualified designee ~~from the parent company, Apex FinTech Solutions Inc,~~of CODA Markets will be named and granted access to both real-time and post-trade data CODA Markets Confidential Trading Information. In certain instances, the qualified designee may be registered with one or more ~~of Apex FinTech Solutions Inc's other~~CODA Markets affiliates including SEC registered broker-dealer(s), ACS Execution Services, LLC (CRD: 17972) and Comhar Capital Markets, LLC (CRD: 47955). ~~The~~ CODA Markets business development and institutional support roles, require CODA Markets real-time and post-trade data for responsibilities including trade support, customization, Participant education and oversight.<br><br>~~The CODA Markets Technology unit is comprised of a Head of Technology and a team of developers and network engineers are Apex FinTech Solutions Inc employees.  Their~~As described in Part II, Item 6(a) above, Apex is a software development company that provides certain hardware, software, and data assistance to CODA Markets pursuant to the MSA. Apex's responsibilities include ~~oversight~~hosting of the CODA ~~and Apex FinTech Solutions Inc~~ platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access.  Access to CODA ~~Markets~~Markets's real-time and post trade data allows the Apex team to monitor their systems for, not limited to performance, accurate order handling and system capacity.  ~~Additional intraday support is provided by the technology team.~~ The CODA Markets Operations ~~team, comprised of a Director of Trading and a team~~ |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | ~~of Trading Operations analysts,~~<u>unit</u> is the first point of contact for intraday client and trade support. Access to CODA Markets real-time and post-trade data is essential to provide CODA Participants with fast and efficient support while resolving any issues.  The Operations ~~team~~<u>unit</u> monitors system performance throughout the day as well.<br><br>The Operations team of ~~the parent company, Apex FinTech Solutions Inc,~~<u>CODA Markets</u> will have access to real-time trade data to provide support and monitor performance of extended hours order entry and execution, as described in Part III, Item 4(a). ~~Members of the Apex FinTech Solutions Inc Operations team may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122).~~ ALISA is ~~responsible for building and using tools~~<u>used</u> to analyze the value and efficiencies of CODA Markets' product ~~offering~~<u>offerings</u>. Additionally, the ALISA team assists in the development of products incorporated into CODA.   Access to real-time and post-trade data is required to thoroughly and accurately analyze CODA's data in a manner that maximizes the value it can provide to the CODA Markets product offering and its Participants.<br><br>The Accounting ~~units~~<u>Department</u> of CODA Markets ~~along with the parent company Apex FinTech Solutions Inc are~~<u>is</u> responsible for invoicing, audits, accounts payable and financial reconciliation.  As a result, the accounting ~~unit~~<u>department</u> has limited access to CODA Markets post-trade data, but not real-time data.<br><br>CODA Markets' <u>outside </u>counsel is ~~the Chief Legal Officer  of the parent company  Apex FinTech Solutions Inc~~<u>Katten Muchin Rosenman LLP</u>.  This counsel and any other legal counsel for CODA Markets may need and have access to all forms of confidential trading |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | information in order to perform their duties. All legal ~~counsel~~counselors are bound by professional obligations of confidentiality.<br><br>~~The BDO's FINOP is a principal of the parent company, AFS.~~<br>CODA Markets' CEO, CCO and FinOp are also registered with ACS Execution Services, LLC (CRD: 17972) and Comhar Capital Markets, LLC (CRD: 47955).<br><br>All CODA business units are part of ~~the parent company as defined in Part II, Item 6(a). All employees are part of the parent company, as defined in Part II, Item 6(a), including, but not limited to interim employees and employees that may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s)~~CODA Markets, and all CODA employees are employees of CODA Markets. Business units and employees of ~~the parent company~~AFS and GLP who provide services to CODA ATS are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to ~~the~~ CODA ATS.<br><br>~~Amazon Web Services ("AWS") is contracted by CODA Markets to maintain and preserve electronic records of post-trade confidential trading information in accordance with Rule 17-a4, and provides compute processing to ALISA.~~<br>S3 Matching Technologies LP ("S3") is contracted by CODA Markets to receive order and execution data to produce public and non-public reports through the S3 platform. Those reports include regulatory reports such as those required by Rules 605 and 606.  S3's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.<br><br>As discussed in Part II Item 5(c), CODA Markets is entering into an MSA with Apex. The following companies will be included in the MSA and provide the services detailed below to CODA Markets: |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | • Amazon Web Services ("AWS") provides CODA Markets with services to maintain and preserve electronic records of post-trade confidential trading information in accordance with Rule 17-(a)(4) and provides compute processing to ALISA.<br>• Trillium Surveyor utilizes confidential trading information to provide post-trade surveillance and related tools to help facilitate CODA Markets Compliance Department's review and surveillance of trading activity on CODA ATS.<br>• My Virtual Business Unit, LLC ("MYVBU") ~~is contracted by~~provides CODA Markets ~~to provide~~ monthly services in accounting, data analysis and pre-market open system checks. MYVBU provides custom automated programming through a variety of different excel based tools as well as an internal reporting system. Reports generated by MYVBU support the accounting, billing, and data analysis departments. MYVBU performs a daily review of reports and is instructed to escalate to CODA personnel when certain criteria do not fall within defined parameters. MYVBU performs a pre-market open checklist to ensure CODA systems are started properly and without issue. MYVBU is instructed to notify CODA Markets personnel if an issue is encountered. MYVBU's work ~~with~~on behalf of CODA ~~Markets~~ is subject to a confidentiality agreement. |
| Part III | Item 2(a) | Does the NMS Stock ATS require Subscribers to be registered broker-dealers? | No |
| | Item 2(b) | Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?<br><br>If yes, list and provide a summary of the conditions. | Yes.<br><br>CODA Markets, the Broker Dealer Operator of CODA (the Reg NMS Stock ATS), requires broker-dealers and institutions accessing CODA in their own MPID (broker of record) or in their own name (institutional), to complete and execute certain documents, including a |



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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Subscriber Agreement, as part of CODA Markets onboarding and approval process. Firms accessing and trading at CODA in this manner are referred to as "Subscribers" in this Form.  "Sponsored Users" are defined as firms who access and trade with CODA via an approved risk gateway of a sponsoring broker Subscriber.   In all cases, the sponsoring broker is a CODA Subscriber and the broker of record on all orders, conditional liquidity and "firm up" orders received from and on trades with the Sponsored User.<br><br>CODA Markets requires each Subscriber to be reviewed and approved by a Principal of CODA Markets before accessing the ATS services. Prior to that approval, CODA Markets, as part of its onboarding process, works with new Subscribers to build an understanding of their order flow profile and expected usage of the platform. In addition to a review of the Subscriber Agreement and accompanying paperwork for completeness, CODA Markets' ~~Chief~~ Compliance ~~and AML Officer~~Department performs a screening of each new Subscriber, its associated persons and direct and indirect owners.  New Subscribers are screened for solvency, regulatory disclosures, lines of business, key personnel, AML~~,~~ sanctions, anti-corruption, and negative news.  In conjunction with the screening, CODA Markets Compliance Department will access information provided by the Subscriber, such as size of the firm, assets under management, type of orders, e.g., retail, institutional, types of securities to be traded, expected average per order share size, per order notional, number of orders per day, and frequency of orders for the purpose of establishing risk management control settings as required under SEC rule 240.15c3-5 (additional information can be found in Part III, Item 8(a)).  A Subscriber will be denied access to the ATS services for having no Rule 15c3-5 market access checks, significant regulatory disciplinary actions, anti-money laundering violations, financial instability that if otherwise approved, could |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | cause a disruption to the ATS services or its Participants. Subscribers that are not registered broker-dealers are required to have $50 million or more in assets under management and a qualifying prime brokerage or custodial agreement to be approved to access the ATS services.<br><br>CODA Markets' Subscriber Agreements require unique attestations for Broker-Dealer Subscribers and Institutional Subscribers as appropriate for each firm type. |
| | Item 2(c) | If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons? | Yes |
| | Item 3(a) | Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?<br><br>If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services. | Yes.<br><br>CODA Markets maintains the right to exclude, at its discretion, Participants from using any feature of the ATS including access to CODA, use of specific auction and order types, acting in the capacity of a Liquidity Seeker or Liquidity Provider, entering or interacting with conditional liquidity, access to Request-for-Trade "("RFT")/Auction Alert feeds and use of the router.  CODA Markets reserves the right to modify this list at any time.<br><br>Examples of why CODA Markets may choose to exclude a Participant include, but are not limited to the following:<br>- CODA Markets determines a Participant's usage of the system to be a risk to the CODA systems and/or other Participants.<br>- A Participant's firm up rate to conditional invites falls below expected levels (as further described in Part III, Item 9).<br>- A Participant receiving RFTs or Auction Alerts (via FIX, OMS/EMS, PULSE) shows no intent to participate (as further described in Part 3, Item 9).<br>- A Subscriber loses their FINRA (or other SRO) membership.<br>- A Subscriber fails to meet their settlement obligations. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | Item 3(b) | If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers? | Yes. |
| | Item 6(a) | Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?<br><br>If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered. | Yes.<br><br>~~CODA Markets~~As described in Part II, Item 6(a) above, Apex is a software development company that provides certain hardware, software, and data assistance to CODA Markets pursuant to the MSA. As part of the MSA, Apex will host the CODA ATS in data center space provided by Apex. In addition, Apex provides cabinet space to ~~its parent company, Apex FinTech Solutions Inc~~Apex Clearing Corporation (a subsidiary of Apex) in the same co-location space in which the CODA ATS is hosted. The Apex ~~FinTech Solutions Inc~~Clearing Corporation equipment is not used for entering orders in the CODA ATS, interacting with the CODA ATS, or using any services offered by CODA Markets. This equipment will be co-located with ~~NMS Stock~~CODA ATS, but will be unable to communicate with ~~the NMS Stock~~CODA ATS.<br><br>CODA offers several cross connect options at ~~two data center~~the co-location ~~facilities~~facility where CODA's systems reside. ~~Both~~NY5 ~~and NJ2 offer~~offers connectivity to CODA systems, and NY5 also hosts ~~the~~CODA matching engines. Cross connects can be intra-datacenter (cage-to-cage). CODA Markets' networking, sales and operations team discuss cross connect and related services with Participants wanting to connect via cross connect. Each configuration is agreed to in advance. A Letter of Authorization ("LOA") is provided to the firm ordering the cross connect. The LOA is provided to the data center as part of the cross connect order request. Standard options for cross connects are based on available cross connect options provided by the datacenter co-location facility and currently supported/owned ~~CODA~~Apex equipment located at the co-location facility. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
|  |  |  | ~~Cross~~As part of the MSA, Apex will make available to CODA various cross connect options ~~available~~ at NY5, located at 800 Secaucus Road, Secaucus, New Jersey 07094, ~~and supported by CODA systems include~~including the following (Connection Service; Media Type; Protocol Type; Connection Type; Speed):<br>- Single-Mode Fiber; Single-Mode Fiber; 10 GIG ETHERNET; Fiber; 10 GbE<br>- Single-Mode Fiber; Single-Mode Fiber; GIGABIT ETHERNET; Fiber; 1 GbE<br>- Multi-Mode Fiber; 50 MICRON MULTI-MODE FIBER OM3; 10 GIG ETHERNET; Fiber; 10 GbE<br>- Multi-Mode Fiber; 50 MICRON MULTI-MODE FIBER OM3; GIGABIT ETHERNET; Fiber; 1 GbE<br>- Multi-Mode Fiber; 62.5 MICRON MULTI-MODE FIBER; GIGABIT ETHERNET; Fiber; 1 GbE<br>- UTP; CAT6; FAST ETHERNET; Copper; 100 Mbs<br>- UTP; CAT6; GIGABIT ETHERNET; Copper; 1000 Mbs<br>- UTP; CAT6; ETHERNET; Copper; 10 Mbs UTP; CAT5e; FAST ETHERNET; Copper; 100 Mbs<br>- UTP; CAT5e; GIGABIT ETHERNET; Copper; 1000 Mbs<br>- UTP; CAT5e; ETHERNET; Copper; 10 Mbs<br><br>~~Cross connect options available at NJ2 located at 300 Blvd East, Weehawken, NJ 07086, and supported by CODA's systems include the following (Cross Connect Type; Protocol Type; Connection Type; Speed):~~<br>~~- Fiber Cross Connect; 10 GIG Single-Mode Fiber; Fiber; 10 GbE~~<br>~~- Fiber Cross Connect; GIGABIT Single-Mode Fiber ; Fiber; 1 GbE~~<br>~~- Fiber Cross Connect; 10 GIG Multi-Mode Fiber; Fiber; 10 GbE~~<br>~~- Fiber Cross Connect; GIGABIT Multi-Mode Fiber; Fiber; 1 GbE~~<br>~~- Copper Cross Connect; FAST ETHERNET;~~ |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | ~~Copper; 100 Mbs~~<br>- ~~Copper Cross Connect; GIGABIT ETHERNET; Copper; 1000 Mbs~~<br>- ~~Copper Cross Connect; ETHERNET; Copper; 10 Mbs~~<br>The terms, conditions and available cross connect options provided above are the same for all Subscribers, Affiliates, and the Broker-Dealer Operator. ~~As shown, certain options available in one co-location facility may not be supported by another co-location facility. Additionally,~~ Subscribers' systems may not support or be compatible with all available options. It is for these reasons that CODA offers multiple options and works closely with Participants while adding new or modifying existing connectivity. |
| | Item 6(b) | If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | Yes |
| | Item 6(c) | Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?<br><br>If yes, explain the means to increase the speed of communication with the ATS and provide a summary of the terms and conditions for its use. | No |
| | Item 6(d) | If yes to Item 6(c), are the terms and conditions required to be identified in Item 6(c) the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | |
| | Item 6(e) | Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)? | No |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | If yes, explain the methods to reduce the speed of communication with the ATS and provide a summary of the terms and conditions for its use. | |
| | Item 6(f) | If yes to Item 6(e), are the terms and conditions required to be identified in Item 6(e) the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | |
| | Item 9(a) | Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?<br><br>If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching). | Yes.<br><br>Request-for-Trade / Auction Alerts: CODA MICRO, CODA BLOCK, and CODA FUSE~~,~~ utilize the on-demand, order-initiated auction market structure. CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Subscribers that will potentially trade with the initiating liquidity-seeking order, as well as resting orders and conditional liquidity.<br><br>RFT/Auction Alerts may be sent via FIX~~,~~ ~~PULSE~~ or third-party vendors such as Bloomberg and various OMS/EMS platforms.<br><br>The RFT/Auction Alert may be in the form of an IOI FIX message type. IOIs typically contain symbol, side, size, and price; however, as previously mentioned, RFTs/Auction Alerts are "symbol-only". For that reason, CODA does not refer to RFTs/Auction Alerts as IOIs other than during FIX messaging discussions.<br><br>For detailed information regarding RFTs/Auction Alerts, including what information can be found in a RFT/Auction Alert, please refer to Part III, Item 11 (a) and |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | (c). |
| | | | Conditional Liquidity (Conditional Interests and Inbound IOIs): Conditional interests allow Liquidity Seekers to express interest to provide liquidity to on-demand auctions.  Conditional interests reside in the CODA Book.  Subscribers can tag conditional interests to receive invites to firm up from one or more auction types.  The invite type (based on auction type) is identified in a FIX tag. Invites are generated by a live auction event (discussed in detail in Part III, Item 11(c)).  Only firm (non-conditional) orders generate CODA MICRO and CODA BLOCK invites.  Firm orders and other conditional interests generate CODA FUSE invites. Subscribers can tag conditional interests as market, limit or pegged orders. Following receipt of an invite, a Subscriber must send a firm up order to the invite within approximately 28 milliseconds to be eligible for execution. The order type, quantity and price on the firm up may be modified from the conditional interest, but they must comply with the auction types' standard rules of engagement. The reasons a Subscriber would modify their firm up order include a decision by the Subscriber to increase or decrease quantity and/or price. CODA can peg conditional interests and corresponding "firm up" orders to the midpoint of the NBBO by default at the request of the Liquidity Seeker. |
| | | | Inbound IOIs allow Liquidity Providers to express interest to provide liquidity to CODA FUSE auctions. Inbound IOIs reside in the CODA Book. Inbound IOIs are eligible to receive invites from CODA FUSE auctions, exclusively.  The CODA FUSE invite type is identified in the FIX tag.  Firm orders and other conditional interests generate CODA FUSE invites. Subscribers can tag Inbound IOIs as limit or pegged. Following receipt of an invite, a Subscriber must send a firm up order to the invite within approximately 1 millisecond to be eligible for execution. The order type, quantity |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | and price on the firm up may be modified from the Inbound IOI, but they must comply with the CODA FUSE standard rules of engagement. The reasons a Subscriber would modify their firm up order include a decision by the Subscriber to increase or decrease quantity and/or price. |
| | | | - In CODA MICRO, conditional interests are deemed a supplemental liquidity source and only trade with residual shares from an auction-initiating order once the auction is complete. Conditional interests showing an executable contra side interest are invited to firm up at that time, based on price / size / time priority, in sequential order. The information in the invite echoes the symbol, side and price from the invited conditional interest. The size on the invite reflects the requested quantity to be firmed up, which may be less than or equal to the quantity on the invited conditional interest, based on the quantity of residual shares from the CODA MICRO initiating order. The process of replacing conditional interests with firm orders, known as a "firm up," introduces latency to the execution process. As such, conditional interests may not be eligible to interact with some liquidity-seeking orders. For example, a Liquidity Seeker may request (opt out) that their CODA MICRO initiating orders do not interact with conditional interests and firm up orders because they do not want to wait up to 28 milliseconds for the conditional Participant to respond with a firm up order. The Liquidity Seeker order is not eligible for interacting with other orders in CODA while CODA waits for the "firm up" order following an invite. Additionally, a latency sensitive FLARE routing strategy may be less effective if subjected to the additional pause of up to 28 milliseconds during the "firm up" process following the initial CODA MICRO pause as detailed in Part III, Item 11 (c).<br>- CODA FUSE invites to firm up are sent by the CODA system to Participants with conditional interests and/or Inbound IOIs in the CODA Book when a potential match is |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | identified based on available liquidity represented by the liquidity removing order or conditional interest, resting firm orders and other conditional liquidity in the CODA Book at that time.  Conditional liquidity showing an executable interest is invited to firm up based on the CODA FUSE volume-weighted pro-rata allocation and matching process (discussed in detail in Part III, Item 11(c)).  The information in the invite echoes the symbol, side and price from the invited conditional interest(s) and/or Inbound IOI(s).  The size on the invite reflects the requested quantity to be firmed up, which may be less than or equal to the quantity on the invited conditional liquidity, based on the quantity of shares initially allocated during the CODA FUSE allocation and matching process. <br> -        Participants using conditional interests and/or Inbound IOIs in CODA MICRO and/or CODA FUSE are expected to maintain a firm up rate over 80%.  CODA Markets monitors daily and monthly firm up rates across all Participants. Unless CODA is aware of a known reason for a monthly firm up rate less than 80% for the previous month, CODA will contact the conditional Participant and request an explanation.   CODA will work with the Participant (i.e., additional testing, review of examples, etc.) to improve the firm up rate.  If the conditional Participant fails to improve their firm up rate, CODA reserves the right to disable the Participant's usage of conditional liquidity as discussed in Part III, Item 3(a). <br><br> -        CODA BLOCK auction conditional interest invites will be sent to all eligible conditional interests in that symbol regardless of side, size and price of the initiating order. Eligible conditional interests for CODA BLOCK are conditional interests of at least 1,000 shares.   Additionally, Participants can tag conditional interests to opt out of receiving CODA BLOCK invites.  The information on the invite echoes the order detail (symbol, side, size, price) from the conditional interest. Conditional interests whose "firm up" orders are submitted to a CODA BLOCK auction are |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | treated with the same priorities and on the same basis as other participating orders. Following receipt of a CODA BLOCK invite, due to the multilateral matching rules of CODA BLOCK (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to the terms and conditions of the firm up order, such as limit price, minimum fill quantity or other order instructions. As a result of the symbol-only nature of the CODA BLOCK conditional interest invite, Subscribers may choose to not submit a "firm up" order following receipt of a CODA BLOCK invite. Any unfilled shares on a "firm up" order will be cancelled back to the Subscriber at the completion of the auction.<br><br>By default, conditional interests will attempt to remove liquidity upon receipt using the CODA FUSE auction type (discussed in detail in Part III, Item 11(c)) if CODA identifies an indicative trading opportunity based on the conditional interest and resting orders/conditional liquidity in the CODA Book. Subscribers sending conditionals can customize the handling of their conditional interests through the "Auction Order Handling Configuration Request Form" that is available upon request and on the CODA website (www.codamarkets.com). Available order handling customizations are also listed in Part III, Item 11.c.<br><br>By rule, inbound IOIs do not attempt to remove liquidity upon receipt. Inbound IOIs are a participate-only order type. |
| | Item 9(b) | If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | Yes |
| | Item 11(a) | Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., | CODA, which is operated by CODA Markets ~~and its parent company/technology provider,~~ |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS. | ~~Apex FinTech Solutions Inc~~, identifies and executes orders that can be matched or crossed in an agency capacity via CODA's on-demand, order-initiated auction matching protocols for all Reg NMS stocks. To address the varying liquidity needs and diverse workflows of its Participant base, CODA offers three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, which are discussed individually and in detail below. <br><br> As described in Part II, Item 6(a) above, Apex ~~FinTech Solutions Inc~~ is a software development company ~~and the sole owner of~~that provides certain hardware, software and data assistance to CODA Markets pursuant to the MSA.  Apex ~~FinTech Solutions Inc~~ provides CODA Markets ~~a license to the~~licensed technology and software used to operate CODA.  Apex ~~FinTech Solutions Inc~~ is responsible for the maintenance and continued development of the technology and software. Apex ~~FinTech Solutions Inc may~~will also provide operational and administrative support to CODA. <br> All three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, utilize the on-demand, order-initiated auction market structure. Individual auctions are initiated by unique Liquidity Seeker orders. Only Liquidity Seeker orders deemed "marketable" upon receipt can initiate auctions. For purposes of auction initiation, "marketable" is defined as Buy orders priced greater than the national best bid and Sell/Sell Short orders priced less than the national best offer. Initiating orders are paused at CODA while the auction process occurs (the "Pause"). <br> Once an auction is initiated, CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type).  The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Participants that will potentially trade with the initiating |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | liquidity-seeking order, as well as resting orders and conditional liquidity. |
| | | | To minimize information leakage and protect initiating Liquidity Seekers' orders, the information included in RFT/Auction Alerts sent to Participants is limited to the ticker symbol from the initiating Liquidity Seekers' orders. Form ATS-N and other CODA materials refer to this RFT/Auction Alert format as "symbol only." Participants can receive additional information related to the trading opportunity on RFT/Auction Alerts, including a commission amount to be assessed if a trade occurs, midpoint pegging instructions (not supported in CODA FUSE and CODA BLOCK), and/or the duration of the auction type or matching engine logic for the corresponding auction (discussed in detail in Part III, Item 11 (c)).  Exclusive to CODA MICRO and in order to provide Liquidity Seekers with additional flexibility, they can request in writing that CODA send RFT/Auction Alerts containing their full order detail (symbol, side, size and price) to one or more Liquidity Provider Participants instead of the default "symbol only" format. |
| | | | RFT/Auction Alerts sent to Liquidity Providers indicate a required minimum response size based on auction type and as stated below: |
| | | | -CODA MICRO indicates a minimum response size of 1 share. |
| | | | -CODA BLOCK indicates a minimum response size of 1,000 shares. |
| | | | -CODA FUSE indicates a minimum response size of 100 shares, or an amount less than 100 that would satisfy the $5,000 minimum notional value requirement and is calculated based on the midpoint of the NBBO at the time. |
| | | | Liquidity Seekers can rest orders in the non-displayed CODA Book. To rest orders in the CODA Book, Liquidity Seekers send Day orders or use custom TIF values as discussed in Part III, Item 7.  CODA auctions reserve orders from the CODA Book if and when the resting orders are executable in auctions initiated by other liquidity seeking orders. Orders resting in the CODA Book are referred to as "resting |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | orders". Conditional interests also reside in the CODA Book. Unlike resting orders where the resting orders can participate in an auction with no further action by the Subscriber, Conditional interests are required to firm up in order to participate in an auction (discussed in detail in Part III, Item 9). |
| | Item 11(b) | Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | Yes. |
| | Item 11(c) | Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions. | CODA MICRO:<br>During a CODA MICRO on-demand auction a liquidity seeking order is routed to CODA and subjected to a Pause of up to and approximately 1 millisecond (default), or as determined and specified by the Liquidity Seeker. Liquidity Seekers may opt to lengthen the Pause time. Following receipt of the order and standard risk checks, a RFT/Auction Alert is sent to all Liquidity Providers simultaneously and anonymously (unless directed otherwise by Liquidity Seeker as discussed in Part III, Item 14 (a)). Any executable contra side liquidity generated from the Liquidity Providers and/or resting orders reserved from the CODA Book during the Pause is crossed with the initiating order based on one of two CODA MICRO matching protocols as directed by the initiating Liquidity Seeker via a predetermined FIX tag and order handling configuration:<br> 1) "First-to-respond-first-to-trade" (time priority for Liquidity Provider responses and resting orders):<br>a. Liquidity-seeking orders tagged to use CODA MICRO's "first-to-respond-first-to-trade" protocol trade with Liquidity Provider responses and resting orders on a first-come, first-served basis provided that the response is at or inside the National Best Bid and Offer ("NBBO") and at or better than the initiating order's limit price.<br>b. Executed trades print individually to the |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Trade Reporting Facility ("TRF") as they occur. For example, a liquidity-seeking order configured for a 1ms Pause may execute and print in 750 microseconds if a Liquidity Provider responds with executable contra side liquidity within that timeframe. 2) "Price improvement auction" (price / size / time priority for Liquidity Provider responses and resting orders): a. Liquidity-seeking orders tagged to use CODA MICRO's "price improvement auction" protocol trade with Liquidity Provider responses and resting orders at the end of an auction order entry period (the default is approximately 1 millisecond) b. During the Pause, CODA assembles the eligible Liquidity Provider responses and resting orders based on price / size / time priority into an Auction Book. c. Orders in the Auction Book are non-displayed and non-executable until the end of the auction. d. Orders in the Auction Book may be cancelled or replaced during the auction order entry period. e. At the end of the order entry period the Auction Book is closed and all orders are deemed firm. f. CODA rechecks the NBBO. The auction matching logic calculates the final execution price or prices for the trade(s) based on price / size / time priority. g. The liquidity-seeking order first trades against the best priced order that arrived in response to the RFT/Auction Alert during the Pause or resting order from the CODA Book, then moves to the second-best priced order, if necessary, and so on until the entire liquidity-seeking order is filled, cancelled back, sent to the CODA Book or routed out as directed by the Liquidity Seeker. In cases when multiple responses and/or resting orders have the same price, priority will first be awarded to the response or resting order with the largest quantity. If both price and size are equal, priority is awarded to the order with the earliest time stamp of receipt. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | h. Trades are individually printed to the TRF at the completion of the auction. |
| | | | i. RFT/Auction Alerts for "price improvement auction" CODA MICROs are identified as such to encourage price competition and so that Liquidity Providers do not interpret the additional latency as a system defect or error. Additional CODA MICRO rules include: |
| | | | - Multiple CODA MICROs in the same symbol can run simultaneously. |
| | | | - Minimum fill Quantity instructions are supported and satisfied one-to-one (no aggregation). |
| | | | - Liquidity Seekers and Liquidity Providers may enter orders with quantities within their established risk limits, including odd lots. |
| | | | - Resting orders are eligible to participate in CODA MICRO. |
| | | | - "Firm up" orders from invited conditional interests (discussed in detail in Part III, Item 9) may be eligible to interact, based on price / size / time priority, with residual shares on the Liquidity Seeker's order following a CODA MICRO. |
| | | | - Trades print to the TRF as individual prints. |
| | | | - Any price improvement is awarded to the initiator. |
| | | | - CODA MICRO trades are priced at or within the NBBO. |
| | | | The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following CODA MICRO customizations: |
| | | | Available order handling customizations for firm orders tagged for CODA MICRO include: |
| | | | a) Opt out of interacting with conditional liquidity. |
| | | | b) Opt out of eligibility to trade in other auction types while resting (post auction). |
| | | | Available order handling customizations for conditional interests tagged for CODA MICRO |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | include:<br>a)      Opt out of removing liquidity via CODA FUSE upon receipt (see CODA FUSE detail below).<br>b)      Opt out of receiving invites from other auction types while resting.<br><br>CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion and as described in Part II, Item 7(a), to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. CODA MICRO orders are eligible to be routed via FLARE either as residual liquidity from an initiating CODA MICRO order or as a non-marketable CODA MICRO order. Subscribers can choose not to have orders enter the ATS via FLARE prior to being routed ~~to external trading centers~~externally for execution. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA.  All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process.  An unexecuted order routed by FLARE may, consistent with the instructions of the Subscriber, be re-entered into CODA and participate in CODA's auction process. Depending on Subscriber preference, The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers.  As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE at the time of the modification or cancellation.<br><br>CODA BLOCK:<br>CODA BLOCK is CODA's on-demand block auction type. CODA BLOCK utilizes a multilateral, call auction price discovery model, providing trading opportunities for large orders and latent liquidity which may reside outside the NBBO, and therefore may execute outside |

-37-

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | the NBBO. As described below, CODA BLOCK and CODA are compliant with Rule 611 of Regulation NMS. A 30-second Pause serves as the approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book.  The CODA BLOCK matching algorithm (see "Pricing, Share Allocation and Trade Reporting" below) uses a series of rules resulting in a varying time-to-print at the end of the 30-second order entry window; therefore, 30 seconds is the approximate length of a CODA BLOCK auction.<br><br>The CODA BLOCK auction process contains four stages:<br>1) Auction Initiation<br>2) Auction Alert & Participation<br>3) Auction Pricing, Share Allocation and Trade Reporting<br>4) Post Auction<br><br>Auction Initiation - A CODA BLOCK eligible (as described below) order is sent to CODA and triggers the start of a CODA BLOCK auction. Only one CODA BLOCK auction can be in progress at a time for each symbol. A snapshot of the NBBO is taken at this time.<br><br>Liquidity Seeker orders can initiate CODA BLOCK during the Core Trading Session with firm orders up until 3:59:00 P.M. Eastern Time. No CODA BLOCK auctions will be initiated after that time. As with other auction types, only Buy orders priced greater than the NBB and Sell/Sell Short orders priced less than the NBO upon receipt are eligible to initiate a CODA BLOCK auction.<br><br>A minimum order quantity is required to initiate CODA BLOCK based on the following criteria (market capitalization data is updated in the morning of each trading day):<br>-        Large Market Capitalization (greater than $10 billion market capitalization). Initiation order size must be at least 10,000 |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | shares.<br>- Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization). Initiating order size must be at least 5,000 shares.<br>- Small Market Capitalization or Smaller ($2 billion or smaller market capitalization). Initiating order size must be at least 2,000 shares.<br>- "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.<br>- Odd lot orders are not accepted in CODA BLOCK auctions and will be rejected.<br>- Mixed lot orders are accepted in CODA BLOCK auctions, but only the round lot portion will be eligible for participation in CODA BLOCK auctions. The odd lot portion of a mixed lot order tagged for CODA BLOCK is cancelled back to the Subscriber following a trade if the residual quantity is less than 1000 shares.<br><br>Stocks priced less than $1.00 are not eligible for CODA BLOCK and orders in these stocks will be rejected.<br>- If the NBB is less than $1.00 upon receipt of an initiating order, the order will be rejected.<br>- No CODA BLOCK auction will execute with a trade price less than $1.00 (CODA BLOCK auction pricing is discussed below).<br><br>Following successful eligibility and CODA standard risk checks on the initiating order the "30-second" order entry period begins (discussed further under "Auction Alert & Participation" below) and no further CODA BLOCK auctions can be initiated in that symbol until the end of the current CODA BLOCK auction. All CODA BLOCK auction orders received in that symbol while a "30-second" order entry period is open are included in the existing CODA BLOCK auction for that symbol as "participating orders" (discussed |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | further below). CODA will monitor for repeated cancelling by initiators and will address and take action by disabling a Participant's access to CODA BLOCK as it deems necessary.<br><br>Auction Alert & Participation - A successful initiation of a CODA BLOCK auction is followed by the distribution of CODA BLOCK Auction Alerts and the opening of a "30-second" order entry period. CODA distributes Auction Alerts to its Participants (both buy-side and sell-side) using its "symbol only" RFT, similar to CODA MICRO. The alerts notify Participants that a CODA BLOCK auction has been initiated in that symbol and is in progress.<br><br>Participants (both Liquidity Seekers and Liquidity Providers) can receive Auction Alerts at three distinct times, in order to accommodate the varied trading workflow needs and latency sensitivities of CODA and CODA BLOCK's diverse Participant community. The first of the three Auction Alerts, Phase 1 Auction Alert, is sent at the start of this stage.<br><br>Auction Alerts are distributed to Participants via IOI, ~~the PULSE download (see detail below),~~ Instant Message ("IM"), OMS/EMS platforms, direct FIX connections and other third-party messaging platforms and networks. If any alert distribution platforms or networks require "Side" in their specification, then CODA will send both a Buy Auction Alert and a Sell Auction Alert to the platform or network to avoid disclosing the direction of the initiating order. The Auction Alerts can also include the start and stop time for the order entry period.<br><br>~~The PULSE application is one of the available options to deliver symbol-only Auction Alerts to users at the start of each CODA BLOCK on-demand auction. In addition to the symbol, each Auction Alert shows a timestamp, auction ID, status, symbol sector/industry and an indicator if the user was logged out of PULSE~~ |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | when a particular auction was initiated. PULSE users may filter Auction Alerts based on their own symbol list or by sectors. PULSE also provides chat-based support services to address any user questions or issue with the product. Additional information about PULSE is available in Part II, Item 5(a).<br><br>Orders received during the order entry period are placed in the CODA BLOCK auction order book for that symbol as participating orders. There is no time priority in the auction pricing process (allocation rules are described later in this document); therefore, a Subscriber can respond to any of the three Auction Alerts at any time. CODA BLOCK enforces the following requirements on participating orders:<br>- Participating orders may be priced below, at, inside or above the NBBO.<br>- A minimum order quantity of 1,000 shares is required for a participating (responding) order.<br>- Resting orders and "firm up orders" from invited conditional interests are eligible for participating in CODA BLOCK auctions if they meet the aforementioned criteria.<br><br>The Phase 2 and Phase 3 Auction Alerts are designed to accommodate quantitative, algorithmic and conditional interest Participants. The Phase 2 Auction Alert is sent approximately 29.972 seconds after the Phase 1 Auction Alert. This time is also approximately 28 milliseconds prior to the end of the "30-second" order entry period. The Phase 2 Auction Alert is the invite to all eligible conditional interests.<br><br>The Phase 3 Auction Alert is the final Auction Alert and is sent 1 millisecond prior to the end of the "30-second" order entry period. Resting orders in the CODA system that are CODA BLOCK auction eligible are reserved for the auction book at this time.<br><br>The Auction Alerts are sent to Participants according to the following schedule: |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | -      Phase 1 Auction Alert: Time ~0 seconds<br>-      Phase 2 Auction Alert: Time ~29.972 seconds (29 seconds and 9720 milliseconds).<br>-      Phase 3 Auction Alert: Time ~ 29.999 seconds (29 seconds and 999 milliseconds).<br><br>Participating orders in the auction order book may be entered, replaced or cancelled at any time during the order entry period. All participating orders in the CODA BLOCK auction order book are non-displayed. All participating orders and the initiating order are not executable until the end of the "30-second" order entry period. The stage is complete at the end of the "30-second" order entry period. At that time all participating orders in the auction order book are deemed firm and cannot be cancelled. An initiating order can be replaced with an order that doesn't qualify as an initiating order, but does qualify as a participating order; however, the replaced order will forfeit its initiator priority.<br><br>Auction Pricing, Share Allocation and Trade Reporting - After the thirty-seconds, which includes the aforementioned initiation, alert and response processes, the CODA BLOCK auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA BLOCK auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations.<br><br>All CODA BLOCK auction eligible orders are aggregated in the CODA BLOCK auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA BLOCK auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single |

300628124v1

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing: CODA BLOCK's auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares while taking into consideration all of the following:
1) All Limit prices.

2) All Pegged Orders, the limit price on the pegged orders and any peg offset value specified on the order (Pegged orders are pegged to the NBBO snapshot taken at the end of the order entry period).

3) Minimum Fill Quantity instructions (CODA BLOCK satisfies Minimum Fill Quantity instructions)
a. Unless Subscriber specifies another value on the order, CODA BLOCK enforces a default 100 share minimum fill quantity instruction on all initiating and participating orders.

4) Maximum contra is not supported in CODA BLOCK (discussed later in this Form).

5) Self-trade prevention is not supported in CODA BLOCK, but is actively monitored by CODA. CODA addresses self-trade concerns with Subscribers directly as needed.

6) CODA BLOCK's Passive Order Rule ("POR")
a. Only applied when the auction price will be outside the NBBO.
b. Designed to prevent an order that is small in size and passive in price from having an undue influence on the auction trade price (when compared to the aggregate share volume of orders on the passive side of the auction trade).
c. The POR establishes a threshold to determine which, if any, passive (non-marketable) orders should be excluded from participating in a specific CODA BLOCK auction.
d. The POR inputs include all orders eligible to participate on the passive side of a CODA |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | BLOCK auction and the share-weighted average price of these orders collectively. The POR threshold is established and defined as twice the distance of the aforementioned share-weighted average price from the NBBO midpoint. The NBBO used for the calculation is from the NBBO snapshot taken at the end of the order entry window. Any orders priced beyond the threshold in a given auction are excluded and will not receive any allocation in that CODA BLOCK auction. All orders on the passive side of a CODA BLOCK auction are subject to the POR if the CODA BLOCK auction is to be priced outside of the NBBO. |

7) CODA BLOCK's Liquidity Protection Rule ("LPR")
a. Only applied when the auction price will be outside the NBBO.
b. Designed to prevent an auction trade from executing at an unreasonable distance outside the spread given the size of the execution and the liquidity profile of the symbol.
c. The LPR is driven by an equation that is calibrated individually for every Reg NMS stock based on the pattern of its trades over the last twenty trading days (unlike the POR which uses a static formula for each auction). The calibration methodology is designed to reflect the typical price variance of each stock as a function of its notional turnover. The LPR takes the size of a potential CODA BLOCK print as an input and returns the maximum distance the CODA Block engine will allow the auction to go up outside the NBBO as the output.
d. If the auction trade price would be outside of that threshold, the orders passively priced outside of that threshold are deemed ineligible and the auction is repriced and reallocated.
e. As discussed in Part II, Item 5(c), registered users of the LPRC can enter an NMS stock symbol and auction trade quantity, and the LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the Liquidity Protection Rule ("LPR") in CODA BLOCK on that trading day. Registered users of the LPRC may request a |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | daily file containing the same LPR output data available on CODA Markets' website. That file may be delivered via FTP or the user's preferred delivery methodology.

8) If CODA BLOCK determines that the maximum number of shares that can trade is equal at multiple price levels, CODA BLOCK prices the auction at the price where the most shares can trade that is closest to the NBBO midpoint from the snapshot taken at the end of the order entry period.

Trade Size Requirements: The CODA BLOCK auction trade size must satisfy CODA BLOCK Trade Size Requirements as follows:
1) CODA BLOCK auctions with an execution price at or within the NBBO:
a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 5,000 shares, the CODA BLOCK auction and all related orders are canceled.
b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.
c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.
d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

2) CODA BLOCK auctions with an execution price outside the NBBO: |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 10,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 10,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled. |

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 5,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 2,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 2,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

3) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA BLOCK auction trade size, then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA BLOCK |

300628124v1

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | auction and all related orders in the auction are cancelled.

If CODA BLOCK Trade Size Requirements are satisfied the allocation process is affected as described below.

Primary Allocation: If an initiating or participating order is priced at or through the auction trade price, the order will be allocated shares from the auction order book as follows:
1) The initiating order receives 100% allocation priority.
a. If the initiating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the initiating order will not be included in the allocation process. (If an initiating order is not included in the CODA BLOCK auction allocation process due to its limit price or other order instructions, it will not result in the cancelation of the auction.)

2) Participating orders receive a quantity weighted pro-rata allocation.
a. If a participating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the participating order will not be included in the allocation process.
b. Multiple orders from the same Subscriber on the same side are not aggregated for pro-rata allocation and calculation purposes.

3) If the auction price is outside the NBBO, then Rule 611 of Regulation NMS Trade Through requirements are triggered. In these cases, CODA BLOCK will reduce the number of shares allocated to CODA BLOCK Participants by the number of shares shown as protected "top of book" according to Rule 611 of Regulation NMS and CODA BLOCK's NBBO snapshot at the end of the 30-second order entry window. CODA will route orders outside CODA to satisfy the requirements of Rule 611 of Regulation NMS in an agency capacity. Any shares filled at the protected |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | prices will be allocated according to the "Secondary Allocation" described below.<br><br>4) The primary allocation process will not allocate shares in mixed or odd lots. If the final 100 shares need to be allocated to one participating order while there are several participating orders in the CODA BLOCK auction order book, the final 100 shares are allocated to the participating order based on price/time priority (price and time stamp on new order receipt).<br><br>TRF Trade Reporting: As detailed in Part III, Item 21, once the auction trade price and the primary allocation is determined, a trade report is generated as a single price and a single trade execution. This is the media print to the TRF. CODA sends the trade report to a TRF at this time along with any required Intermarket Sweep Orders ("ISO") (described below).<br><br>Regulation NMS Rule 611 ISO Sweep (if necessary): To comply with Rule 611 of Regulation NMS, if the auction trade price is outside the NBBO, CODA will route ISOs to access the liquidity deemed as protected markets "top of book" according to CODA's "protected market" snapshot. CODA will send ISO orders to the protected markets in an agency capacity; therefore, the CODA BLOCK auction trade size may be adjusted as necessary and to comply with Rule 611 of Regulation NMS. The initiator's 100% allocation priority from the primary allocation is maintained during any auction trade size adjustment. Fills for participating orders are adjusted on a volume weighted pro-rata basis if necessary. If an auction trade size adjustment would result in a violation of CODA BLOCK's auction Trade Size Requirement, then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. Should that not be possible, the CODA BLOCK auction and all related orders in the auction are cancelled. The |

300628124v1

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | ISO order(s) to the protected markets and the auction trade print to the TRF are sent contemporaneously.

Secondary Allocation (if necessary): To comply with Rule 611 of Regulation NMS, if CODA receives full or partial fills on any of the ISO orders, the filled shares will be allocated on a quantity weighted pro-rata basis to the aggressively priced orders (i.e., Buy orders in a CODA BLOCK auction with an auction trade price greater than NBO/Sell orders in a CODA BLOCK auction with an auction trade price less than NBB) that received allocations in the auction (which may include the initiator).

Post Auction - Immediately after the auction price, share allocation, and TRF reporting has been completed:
Subscriber execution reports:
Subscribers receiving fills from CODA BLOCK will receive one fill at a single price. That fill price reflects the auction price unless the Participant receives secondary allocation shares as described above. Participants receiving secondary allocation shares in addition to primary allocation shares will receive a single fill at the average price.

Post auction residual processing:
a. All unfilled or partially filled IOC orders are cancelled back to the Participant.

b. Day orders remain active as Resting orders as follows:
i. If an initiating or participating order received in response to an Auction Alert and tagged for CODA BLOCK has residual quantity, it is eligible to interact with future CODA BLOCK auctions, but not eligible to interact with other CODA auction types.
ii. If the remaining quantity on a CODA BLOCK auction Day order is less than 1,000 shares, then CODA BLOCK will cancel the order.
iii. All CODA BLOCK auction orders that do remain active as Resting orders will maintain |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | the 100-share minimum fill quantity unless another value is specified by the Subscriber.

c. Conditional interests that send Day orders as a firm up to a CODA BLOCK invites are cancelled after the auction.

d. Resting orders (not designated as CODA BLOCK-only) that were included in a CODA BLOCK auction will remain live and active as Resting orders in CODA.
e. CODA Block orders are not eligible for routing by FLARE.

Clearance and settlement: CODA BLOCK's clearing and settlement procedures are consistent with other CODA auction types.

At the completion or cancellation of a CODA BLOCK auction, the symbol is again available for initiation of a new CODA BLOCK auction.

CODA ONE is a feature allowing Liquidity Seekers to enter one or more orders (in the form of a list, basket or program) to CODA which in turn, based on the characteristics of the individual orders, will direct each order to either CODA BLOCK or CODA MICRO. Subscribers instruct CODA to use CODA ONE via a FIX Tag on an order-by-order basis.
-        Any orders eligible for CODA BLOCK, based on the aforementioned CODA BLOCK initiation requirements, will initiate a CODA BLOCK auction (i.e., quantity, market capitalization, order type).
-        If an order does not qualify to initiate a CODA BLOCK auction, the order will initiate CODA MICRO (if eligible), with "price improvement auction" matching logic.
-        CODA ONE accepts both Day and IOC orders.
-        Fills, partial fills and cancels are sent to the initiating Liquidity Seeker at the completion of each individual CODA MICRO or CODA BLOCK auction.
-        Non-marketable Day orders sent with CODA ONE instructions can post to the CODA |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Book without initiating an auction.<br><br>The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following CODA BLOCK customizations:<br><br>Available order handling customizations for firm orders tagged for CODA BLOCK include:<br><br>N/A<br><br>Available order handling customizations for conditional interests tagged for CODA BLOCK include:<br>a)      Opt out of removing liquidity via CODA FUSE upon receipt (see CODA FUSE detail below).<br>b)      Opt in to receiving invites from other auction types while resting.<br><br><br>CODA FUSE:<br><br>CODA FUSE is an auction type that offers Participants a dynamic latency profile, targeted conditional invite process, multilateral execution model, and price discovery.  CODA FUSE allows participation from latent liquidity which may reside outside the NBBO, and therefore may execute outside the NBBO. As described above, CODA FUSE and CODA are compliant with Rule 611 of Regulation NMS. The approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book is defined by the dynamic latency profile of CODA FUSE and attributes of each individual auction.  Additionally, the CODA FUSE matching algorithm uses a series of rules resulting in a varying time-to-print at the end of the order entry window.  Each CODA FUSE auction can potentially execute in under 1 millisecond, but is capped at approximately 30 milliseconds. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Liquidity that is eligible to participate in or add liquidity to CODA FUSE auctions includes resting orders, conditional interests, Inbound IOIs and Liquidity Provider responses to "symbol-only" auction alerts. Liquidity Seekers may opt out of interacting with certain participating liquidity types (as discussed in Part III, Item 7(a)) and below.

Order Entry:
Liquidity Seeker non-marketable Day orders and conditional interests will rest in the CODA Book to participate in future auctions. Non-marketable IOC orders will cancel back to the Liquidity Seeker. Liquidity Seekers may also instruct CODA to route non-marketable orders outbound via FLARE.

Liquidity Providers can rest Inbound IOIs in the CODA Book to participate in future auctions, if invited and in a similar manner to conditional interests/firm up orders; however, Inbound IOIs will not remove liquidity. Liquidity Providers also respond to "symbol-only" auction alerts to provide liquidity to CODA FUSE auctions.

Liquidity Seekers direct orders and conditional interests to the CODA FUSE auction type via a FIX tag with a standard value, or through a custom value upon request. Following receipt of a marketable order or conditional interest, as well as standard risk checks, the CODA FUSE auction process begins.

Auction Duration/Dynamic Latency Profile:
In cases where eligible types of participating liquidity are not present in the CODA Book at the start of the auction, or the removing Subscriber has opted out of interacting with eligible types of participating liquidity, the CODA FUSE auction will eliminate those interactions from the auction process. Participating liquidity includes resting orders, conditional liquidity and Liquidity Provider responses. This rule establishes the dynamic latency profile. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | The CODA FUSE dynamic latency profile is established and defined by the rule that the duration of any individual CODA FUSE auction is capped at approximately 30 milliseconds and potentially reduced further due to the following:<br><br>1)    Types of participating liquidity that are present and executable at the start of the auction.<br><br>2)    Types of participating liquidity eligible to interact in the CODA FUSE auction based on preferences of the liquidity-removing Subscriber (on an order-by order basis).<br><br>3)    The time allowed for the liquidity-remover to firm up, in cases where a conditional interest serves as the liquidity-remover.<br><br>4)    The time allowed for any eligible participating orders to firm up and/or respond.<br><br>5)    The time required for CODA systems to process the CODA FUSE auction.<br><br>For example:<br>1)    If no executable conditional liquidity is present at the start of the auction, the auction duration will be reduced to ~1 millisecond (or less).<br><br>2)    If there is no executable conditional liquidity present at the start of the auction and the liquidity-removing order is opted out of sending "symbol-only" auction alerts, then the auction will be completed in less than a millisecond.<br><br>3)    If executable conditional liquidity is present, because of the latency involved in the firm up process, the maximum duration will be ~30 milliseconds.<br><br>CODA FUSE Auction Process, Examples and |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Optionality: |
| | | | Marketable (as previously defined) Liquidity Seeker orders and conditional interests will attempt to remove liquidity via the CODA FUSE auction type according to the following matching rules and scenarios. The scenarios below assume all types of participating liquidity are present at the start of the CODA FUSE auction and the Liquidity Seeker has not opted out of interacting with any types of participating liquidity for both firm orders and conditional interests. |
| | | | Following receipt of a firm order (non-conditional): |
| | | | 1)      Liquidity-removing order is received by CODA and deemed eligible (as discussed above and following a snapshot of the NBBO) to remove liquidity via a CODA FUSE auction (as configured and instructed by the "Auction Order Handling Configuration Request Form", discussed in Part III, Item 7(a)). |
| | | | 2)      An auction order book is created for the liquidity-removing order. |
| | | | 3)      The CODA Book is checked for executable resting orders and conditional liquidity. |
| | | | 4)      If a match opportunity is identified, invites to firm up are sent by the CODA system to Participants with conditional interests that were identified as participating conditional interests in the match opportunity. Participants with conditional interests in the same symbol as the CODA FUSE auction, but with execution parameters (i.e., price, size) excluding the conditional interest from the match opportunity, will not receive invites. |
| | | | 5)      After all firm up orders are received, or approximately 1 millisecond before the maximum time allowed for conditional interest participants to firm up elapses, (whichever is sooner), invites to firm up are sent to any Inbound IOIs that were identified as participants in the match opportunity and "symbol-only" auction alerts are sent to Liquidity Providers. |
| | | | 6)      Liquidity Providers respond with an |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | order(s) and/or firm up orders.<br>7) At this point, or at approximately 30 milliseconds from the start of the CODA FUSE auction (whichever comes first), resting orders are reserved, the auction order book is closed, and all orders and firm up orders in the book are deemed firm.<br><br>The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following order handling customizations for firm orders when removing liquidity via FUSE:<br>a) Opt out of sending "symbol-only" auction alerts.<br>b) Opt in to sending "symbol-only" auction alerts when, and only when, there is an indicative trade opportunity.<br>c) Opt out of interacting with conditional liquidity.<br>d) Opt out of eligibility to trade in other auction types while resting (post auction).<br><br>Following receipt of a conditional interest:<br>1) Liquidity-removing conditional interest is received and deemed eligible (as discussed above and following a snapshot of the NBBO) to remove liquidity via a CODA FUSE auction (as configured and instructed by the "Auction Order Handling Configuration Request Form", discussed in Part III, Item 7(a)).<br>2) An auction order book is created for the liquidity-removing conditional interest.<br>3) The CODA Book is checked for executable resting orders and conditional liquidity.<br>4) If a match opportunity is identified, invites are sent to conditional interests that were identified as participants in the match opportunity, including the liquidity-removing conditional interest.<br>5) After all firm up orders are received, or approximately 1 millisecond before the maximum time allowed for conditional interest participants to firm up elapses (whichever is sooner), invites to firm up are sent to any |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Inbound IOIs that were identified as participants in the match opportunity and "symbol-only" auction alerts are sent to Liquidity Providers when, and only when, there is an indicative trade opportunity. Please note, "symbol-only" auction alerts are not sent in cases where no executable liquidity is present at the start of the auction. |
| | | | 6) Liquidity Providers respond with an order(s) and/or firm up order(s). |
| | | | 7) At this point, or at approximately 30 milliseconds from the start of the CODA FUSE auction (whichever comes first), resting orders are reserved, the auction order book is closed, and all orders and firm up orders in the book are deemed firm. |
| | | | The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following order handling customizations for conditional interests when removing liquidity via FUSE: |
| | | | a) Opt out of sending "indicative trade messages" in the form of a "symbol-only" alert. |
| | | | b) Opt out of interacting with other conditional liquidity. |
| | | | c) Opt out of interacting with resting orders. |
| | | | d) Opt out of receiving invites from other auction types while resting (post auction). |
| | | | Auction Pricing, Share Allocation and Trade Reporting: |
| | | | After the order entry phase ends, the CODA FUSE auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA FUSE auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Orders are aggregated in the auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA FUSE auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing - The CODA FUSE auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares in the same manner and with the same considerations as CODA BLOCK (described above in this item) which includes the POR, LPR and the auction trade size versus the protected "top of book" quantity.  For example, a CODA FUSE auction trade price is restricted to at or within the NBBO if the auction trade size is less than the protected "top of book" quantity.

Trade Size Requirements -The CODA FUSE auction trade size must satisfy CODA FUSE Trade Size Requirements as follows:

1)      CODA FUSE auctions with an execution price at or within the NBBO have a minimum trade size, or notional value, requirement of either at least 100 shares or $5,000.

2)      CODA FUSE auctions with an execution price outside the NBBO have a minimum trade size or notional value requirement of either at least 2,000 shares or $10,000. If the CODA FUSE auction price and share allocation results in an auction trade which is less than 2,000 shares or $10,000 in notional value, CODA FUSE reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA FUSE auction and all related orders are canceled. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | 3)      If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA FUSE auction trade size, then CODA, if possible, will reprice and reallocate the CODA FUSE auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA FUSE auction and all related orders in the auction are cancelled.<br><br>Share Allocation and TRF Reporting - If CODA FUSE Trade Size Requirements are satisfied the share allocation and TRF reporting processes are carried out as described above in this item for CODA BLOCK, with the exception that CODA FUSE also supports odd lot and mixed lot executions (as discussed in Part III, Items 8(c) and 8(e)).  This includes the logic for primary allocation, TRF trade reporting, Regulation NMS Rule 611 ISO Sweep and secondary allocation.  In compliance with Regulation NMS Rule 611, CODA will adjust the auction trade size (as needed and in a manner consistent with CODA BLOCK) and send ISO orders to the appropriate exchanges when a CODA FUSE auction trades at a price outside the NBBO.<br><br><br>Post Auction:<br>The CODA FUSE post auction processes are consistent with CODA BLOCK as described above in this item for CODA BLOCK with the following exceptions:<br>1)      Day orders that remain active as resting orders are eligible to participate in other auction types (unless requested otherwise by the Subscriber).<br>2)      If the remaining quantity on a CODA FUSE Day order is less than 100 shares or $5,000 in notional value, then CODA will cancel the order.<br>3)      CODA FUSE orders are eligible for routing by FLARE at the discretion of the Liquidity Seeker. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Clearance and settlement: CODA FUSE's clearing and settlement procedures are consistent with other CODA auction types.

Subscribers may enable a maximum contra-size feature that will prevent orders from executing against contra-side orders of greater size. This feature supports a multiplier setting which allows executions with contra-side orders that are larger in quantity, but within a specific threshold. For example, a Subscriber may request a maximum contra-size setting of two times their quantity on any potential execution. This feature is available to Liquidity Seekers using resting orders and to Liquidity Providers. Any cancels generated as a result of this feature will not contain information indicating that the reason for the cancellation was a larger initiator, and therefore, the parties will not know this feature was the cause of the cancellation. This feature is not available in CODA FUSE and CODA BLOCK.

Subscribers may submit orders with a minimum fill quantity on an order-by-order basis. Subscribers may contact CODA to request a default minimum fill quantity at either the Subscriber or session level. CODA MICRO does not aggregate contra side orders to satisfy a minimum fill execution quantity of a liquidity-seeking order. CODA FUSE and CODA BLOCK will aggregate contra side orders to satisfy minimum fill execution quantity as previously discussed.

CODA enforces self-trade prevention at the MPID level in CODA MICRO. CODA BLOCK and CODA FUSE do not support self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a). Self-trade prevention is a non-configurable setting in all auction types.

CODA Markets has written supervisory policies and procedures in place to handle erroneous trade executions. CODA Markets will handle |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | clearly erroneous executions by correcting at prices consistent with the applicable rules of the self-regulatory organizations.<br><br>Bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at erroneous prices that are due to a systemic or third-party service provider issues) can be raised by Subscribers or identified by CODA systems or CODA Markets personnel.  Bona fide errors are evaluated by CODA Markets personnel on a case by case basis. CODA Markets will contact the affected Subscribers and ask whether or not they want to maintain (keep) the trade. If the Subscribers do not want to maintain the trade, CODA Markets will determine whether to take the affected Subscribers' positions and book it to CODA Markets' error account.  In making the decision, CODA Markets will consider, among other factors, the number of affected Subscribers, the size of the error, the symbols involved, the price of the execution, and the reason for the error provided by the Subscriber.  If so, CODA Markets will then trade out of the error position via FLARE as soon as possible.<br><br>CODA Markets procedures are designed to ensure applicable reporting and clearing obligations are amended accordingly.  CODA Markets reviews execution errors daily or as they occur to ensure that they are handled in accordance with CODA Markets procedures. |
| | Item 11(d) | Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | Yes. |
| | Item 15(a) | Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation | No. |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | NMS? | |
| | Item 15(b) | Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?<br><br>If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information. | Yes.<br>CODA does NOT display any orders or quotes in the NMS Stock ATS to any Person (not including those employees who are operating the system). Information from an order can be displayed in an invite to conditional liquidity as described below and in Part III, Item 9(a).<br><br>Conditional liquidity is supported by CODA and discussed in detail in Part III, Item 7(a) and Part III, Item 9(a). The process of inviting a conditional interest to be firmed up may be considered an expression or display of trading interest.<br><br>- In CODA MICRO and CODA FUSE, invites to conditional liquidity represent current executable trading opportunities. As a result, Participants using conditional liquidity in CODA MICRO and CODA FUSE are expected to maintain an 80% or greater firm up rate. Invites are delivered to Participants with live conditional liquidity representing an executable trading interest. In CODA MICRO, delivery of the invite is sequential and based on price / size / time priority amongst the resting conditional interests until the initiator's order is filled. In CODA FUSE, delivery of invites is based on the CODA FUSE volume-weighted pro-rata allocation and matching process (discussed in detail in Part III, Item 11(c)). Invites contain the symbol, side, price and size (up to the quantity on the conditional interest or Inbound IOI being invited) for which CODA is requesting the conditional Participant to firm up.<br><br>- A CODA BLOCK invite to a conditional interest represents nothing more than an alert that there is an in-progress on-demand CODA BLOCK auction for a particular Reg NMS stock. The CODA BLOCK conditional invite is therefore "symbol-only" by nature and does not represent the presence of an executable contra-side order. |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | Regardless of side and price, invites are delivered contemporaneously to all Participants with a live CODA BLOCK eligible conditional interest in the same symbol as the in-progress CODA BLOCK on-demand auction. Invites contain symbol, side, price and size, but (as previously mentioned) the values echo the values from the conditional interest being invited.<br><br>As part of the on-demand auction process, and through "symbol-only" Auction Alerts or RFTs, CODA anonymously expresses an initiator's interest to run an on-demand auction in the Reg NMS stock identified in the "symbol-only" alert. As discussed in detail in Part III, Item 11(a) and (c), and by default, RFTs or Auction Alerts do NOT include the side, size or price from the auction-initiating order.<br><br>"Symbol-only" RFTs or Auctions Alerts are delivered to both Subscribers and Sponsored Users, including buy side traders who access CODA through a sponsoring broker Subscriber. Participants may receive CODA BLOCK RFTs or Auction Alerts through channels such as FIX, ~~PULSE,~~ Bloomberg and their OMS/EMS. All CODA MICRO and CODA FUSE RFTs or Auction Alerts are delivered via FIX. On request of the Participant, CODA can filter the RFTs or Auction Alerts based on factors such as auction type, symbol sector, and a static symbol list.<br><br>Orders responding to auctions or resting in the CODA Book are never displayed. |
| | Item 15(c) | If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | Yes. |
| | Item 16(a) | Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS? | Yes. |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | Item 16(b) | If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?<br><br>If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator). | CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion and as described in Part II, Item 7(a), to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers, as well as to CODA Markets affiliated broker-dealers, ACS Execution Services, LLC and Comhar Capital Markets, LLC. Subscribers can choose not to have orders enter the ATS via FLARE prior to being routed ~~to external trading centers~~externally for execution. As described in Part III, Item 4(a), FLARE orders are eligible for extended hours order entry and execution.<br><br>CODA MICRO and CODA FUSE orders are eligible to be routed via FLARE either as residual liquidity from an initiating order or as a non-marketable order. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An order routed by FLARE may be entered or re-entered into CODA and participate in CODA's auction process. The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE.<br><br>All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. Participants work with CODA sales, operations and support teams to configure one or more strategies for routing out of the ATS. Subscribers acting in the capacity of a Liquidity Seeker use FIX tags to direct orders to the routable or non-routable strategies. Participants may also opt for a default routable configuration. Affirmative instruction is obtained during the configuration discussions mentioned above and on an order-by-order basis |

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| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | via FIX tags.<br><br>Liquidity Seeker orders directed to CODA BLOCK are not eligible for routing. Liquidity Provider orders are never eligible for routing. |
| | Item 23(a) | Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.<br><br>Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | CODA uses the Securities Information Processor ("SIP") as its market data feed. ~~Market data is~~ which is integrated into the software provided ~~to CODA by PICO as noted in Part II, Item 6~~by Apex. The market data feed is used to ensure the ATS is executing trades at prices consistent with its matching logic, rules of engagement, Reg NMS and other relevant rules and regulations. Throughout each trading day CODA monitors the market data feed for the NBBO, price bands, short sale restrictions, trade halts and Limit Up Limit Down ("LULD"). Based on this information which is disseminated to its systems in real time from the market data feed, CODA will restrict execution prices and disable trading in halted symbols as required.<br><br>Each Auction Type checks the market data feed upon receipt of a liquidity-seeking order to establish marketability and determine if the order is eligible to initiate an auction based on marketability. As previously discussed, only marketable orders will initiate auctions. CODA MICRO auctions using the price improvement auction matching protocol, CODA FUSE and CODA BLOCK auctions recheck the NBBO at the end of the auction to establish the NBBO used for pricing market and pegged orders, as well as pricing and executing the auction. Additionally, if a CODA FUSE or CODA BLOCK auction's trade price is set outside the NBBO, the market data feed is used to identify protected quotes in the broader market, finalize the auction trade price and Participant allocations, and establish the details of CODA Markets' responsibility to perform a Regulation NMS Rule 611 ISO Sweep (as discussed in Part III, Item 7).<br><br>CODA performs several per order risk checks |

| Part Number | Item Number | Question | Answer |
|---|---|---|---|
| | | | on Subscriber orders upon entry. The Aggressive Limit Order Check rejects orders that are priced over 10% above (on buy orders) or below (on sell orders) the NBBO at time of receipt. Additionally, if the stock is priced less than $10.00, the Aggressive Limit Order Check uses a static value of $1.00 instead of 10%. CODA uses market data to establish the limits, perform this check and reject orders in violation of the limit.<br><br>CODA's Liquidity Protection Rule (discussed in Part II, Item 5) uses historical market data provided by the SIP as the data input to calculate the price bands used in CODA FUSE and CODA BLOCK. The LPR price bands are also made available along with other symbol-specific, SIP-provided market data on CODA Markets' website via the Liquidity Protection Rule Calculator.<br><br>During regular trading hours, should ~~CODA~~Apex lose its connections to the market data feed, CODA will suspend trading in the ATS until the market data feed connection is reestablished. As mentioned in Part III, Item 20, CODA may suspend trading in the ATS if it determines its market data feed is providing inaccurate or unreliable data. As noted in Part III, Item 6, ~~CODA~~Apex maintains a backup market data connection through SpiderRock. |
| | Item 23(b) | Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?<br><br>If no, identify and explain any differences. | Yes |

| Summary report:<br>**Litera Compare for Word 11.3.1.3 Document comparison done on<br>4/24/2024 5:12:57 PM** | |
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